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                                                                       EXHIBIT K


            DESCRIPTION OF LG&E ENERGY GROUP AFFILIATE TRANSACTIONS

     The LG&E Energy Group companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Following the Merger, the provision of goods, services and construction by the LG&E Energy Group companies to other LG&E Energy Group companies will be carried out in accordance with the requirements and provisions of Rules 87, 90, and 91, unless otherwise authorized by the Commission by order or by rule.

     Certain LG&E Energy Group companies have in place arrangements for the provision of facilities, personnel and services to other LG&E Energy Group companies, as described below. All such arrangements for the provision of goods, services and construction are provided at cost as determined in accordance with Rules 90 and 91. Certain of the goods, services and construction to be provided by the providing company to the other LG&E Energy Group companies are provided through contracts with third parties. Where practicable, the contracting LG&E Energy Group companies will enter into assignments to LG&E Service of any such existing contracts. In addition, the Applicants expect that upon the expiration or renegotiation of the original contract for such goods, services and construction, LG&E Services will enter into new contracts with such third parties, in compliance with the requirements of Rules 87, 90 and 91. The Applicants seek the necessary approval for the continued performance of these arrangements through December 31, 2001 in order to allow an orderly transition of such contracts and arrangements.

 .    Lease of or title to the major headquarters offices and certain-parking facilities of the LG&E Energy Group in Louisville and Lexington, Kentucky, are in the name of LG&E and KU, respectively. Pro-rata allocations of third-party rent (if leased) or cost (if owned) are charged by LG&E and KU to other LG&E Energy Group members based upon the square footage occupied by the employees of an associate company as a percentage of the total square footage. On a quarterly basis, a reconciliation is prepared to re-allocate among the associate companies the costs of space used by employees which perform services for more than one associate company, based upon actual labor charges of such employees. Certain LG&E Energy Group companies also lease
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     parking facilities from third parties for use by various LG&E Energy Group companies, including LG&E and KU, which make direct payments to such third parties based upon actual usage of the relevant facilities. These arrangements comply with the at cost requirements of Rules 90 and 91.

 .    LG&E Energy Group companies have formed joint project teams to address certain issues of common interest to the group as a whole and pursuant to which services are provided to various LG&E Energy Group companies, including LG&E and KU. These teams have been formed for well-defined projects where specialized assets or skills are necessary. Joint contracting by the LG&E Energy Group companies (or, contracting by one LG&E Energy Group company with a third party for the requirements for all LG&E Energy Group companies) has been implemented in order to obtain preferred pricing. Examples of such existing projects include (a) system-wide installation of NOx pollution control equipment at both utility and nonutility generation facilities, (b) system-wide installation of combustion turbine generation equipment at both utility and nonutility generation facilities and (c) system-wide installation of major computer software, hardware or accounting practices. Costs of projects performed specifically for an associate company are directly assignable to such associate company. Additionally, labor costs, including direct labor costs and overhead expense, for employees are directly charged to associate companies to which services are provided. These arrangements are in compliance with the at cost requirements of Rules 90 and 91.

 .    Certain LG&E Energy Group companies, including LG&E and KU, have entered into software licenses, professional services contracts and consulting arrangements with third parties pursuant to which assets, rights or services are provided to other LG&E Energy Group companies, including LG&E and KU. The costs are allocated by the contracting LG&E Energy Group company to each other LG&E Energy Group company according to its proportional use of the relevant asset, right or service or, in some cases, pro-rata payments are directly billed and/or paid by each relevant LG&E Energy Group company to the third party, in each case in accordance with the at cost requirements of Rules 90 and 91. Third party costs are directly allocated to the associate company receiving the applicable asset, right or service. Costs of a general nature which are not directly assignable are allocated to all associate companies

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     benefiting from such asset, right or service based upon the percentage of directly assignable costs allocated to each such associate company.

     Pursuant to existing arrangements, certain employees of LG&E who are members of IBEW Local 2100 provide specialized services, such as meter calibration, safety glove testing, telecommunication services and meter reading, to both LG&E and KU on a regular basis, and in some cases to other LG&E Energy Group companies. Pro-rata allocations of the cost relating to these services are charged to the receiving LG&E Energy Group companies, in accordance with the at cost requirements of Rules 90 and 91. These employees are covered by certain collective bargaining agreements under federal labor laws with their current employer, which arrangements are not subject to assignment to a new employer, including LG&E Services. Applicants request authority to continue such arrangements. The costs of such arrangements will be billed to LG&E Services and further allocated to the receiving LG&E Energy Group company in compliance with Rules 87, 90 and 91.

     In addition, LG&E and KU may provide to one another, and to other companies in the Powergen System, including LG&E Services and other U.S. Non-Utility Subsidiaries, services incidental to their utility businesses, including but not limited to, power plant maintenance overhauls or new equipment installation, power plant and storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility. These services will be provided in accordance with Rules 87, 90 and 91.

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